

June 23, 2015

Paul A. Rooke
Chief Executive Officer
Lexmark International, Inc.
One Lexmark Centre Drive
740 West New Circle Road
Lexington, KY 40550

   Re: **Lexmark International, Inc.**
       Form 10-K for Fiscal Period Ended December 31, 2014
       Form 8-K filed April 28, 2015
       File No. 001-14050

Dear Mr. Rooke:

  We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Period Ended December 31, 2014

Notes to Consolidated Financial Statements

1. Organization and Business, page 64

1. You indicate in your disclosure that you recorded an out-of-period adjustment to correct an error related to a deferred tax asset. Please address the following:

- Provide greater detail as to how you determined it was appropriate to record this correction in 2014 and tell us why you did not record the error correction as an adjustment to prior periods.

- Tell us how you discovered the error and provide us with your qualitative and quantitative assessment of materiality for each annual period in which this error occurred to support your conclusion that these adjustments are not material to your historical financial statements. Refer to SAB Topic 1M.

- We note your disclosure on page 124 that you also discovered incorrect balance sheet classification and disclosure of certain balances in the notes to the financial statements. Tell us whether this statement relates to the income tax error or something else. If it relates to something else, please tell us the nature of these errors, the impact of the correction of the errors on your financial statements and how you concluded these errors were not material.

- Please tell us whether the increase of $1.3 million in income taxes due to the correction of immaterial errors originating in prior years as disclosed on page 17 of your March 31, 2015 Form 10-Q relates to the same error. If so, please tell us whether, and if so how, you updated your materiality analysis to consider this additional error.

Form 8-K filed April 28, 2015

2. We note your use of free cash flow and the discussion of how this measure is calculated. Please tell us what consideration you gave to identifying this measure as a non-GAAP measure and providing an accompanying reconciliation to operating cash flows. Refer to Item 10(e)(1)(i) of Regulation S-K and Question 102.07 of the Non-GAAP Compliance and Disclosure Interpretations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

  You may contact Rebekah Lindsey, Staff Accountant at (202) 551-3303 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3226 with any other questions.

        Sincerely,

        /s/ Craig D. Wilson

        Craig D. Wilson
        Senior Assistant Chief Accountant